Exhibit 99.1

Media Release

Planegg/Munich, Germany, and Shanghai, China, March 19, 2019

MorphoSys and I-Mab Biopharma Announce Initiation of Pivotal

Phase 2 Study of TJ202/MOR202 for Multiple Myeloma

MorphoSys AG (FSE: MOR; Prime Standard Segment, MDAX & TecDAX; NASDAQ: MOR) and I-Mab Biopharma (I-Mab), a China-based clinical stage biopharmaceutical company exclusively focused on the development of innovative biologics in immuno-oncology and autoimmune diseases, announced today that the first patient has been dosed in a phase 2 clinical study in Taiwan to evaluate MorphoSys’s investigational human CD38 antibody TJ202/MOR202 in patients with relapsed or refractory multiple myeloma. I-Mab owns the exclusive rights for development and commercialization of TJ202/MOR202 in China, Taiwan, Hong Kong and Macao.

“Advancing TJ202/MOR202 into a late stage phase 2 trial is a significant achievement,” said Dr. Joan Shen, M.D., Head of R&D at I-Mab. “We expect that, if approved, TJ202/MOR202 may provide multiple myeloma patients with an important biologics treatment option that addresses the underlying pathology of the second most common blood cancer worldwide.”

The dosing of the first patient triggers a milestone payment of USD 5 million to MorphoSys.

Under I-Mab’s fast-to-market development strategy, the study has been designed as a pivotal trial, which, if successful, could lead to a biologics license application (BLA) in Greater China. The multi-center, single-arm, phase 2 study will be conducted in mainland China and Taiwan to evaluate the efficacy and safety of TJ202/MOR202 in combination with dexamethasone in patients with multiple myeloma who have previously received at least two prior lines of treatment. The primary endpoint is to evaluate the objective response rate.

“We are delighted that our partner I-Mab has taken this important step in advancing TJ202/MOR202 into pivotal clinical development in Asia. We see a high medical need for the treatment of patients with multiple myeloma in the Chinese region and look forward to supporting I-Mab in developing this investigational compound for these patients,” said Dr. Malte Peters, Chief Development Officer of MorphoSys AG.

With MorphoSys’s support through a licensing agreement in November 2017, I-Mab is currently leading the clinical development of TJ202/MOR202 in Greater China, including mainland China, Hong Kong, Macao and Taiwan. In addition to Taiwan, I-Mab has filed an investigational new drug (IND) application to China’s National Medical Products Administration in August 2018.

It should be noted that the recent court decision of the United States (U.S.) District Court of Delaware (1:16-cv-00221-LPS-CJB) has no bearing on the validity and scope of the patents exclusively licensed by I-Mab from MorphoSys AG, the exclusivity of which provides protection for I-Mab’s development and commercialization of MOR202 in the Greater China region.

About TJ202/MOR202

TJ202/MOR202 is an investigational human monoclonal antibody derived from MorphoSys’s HuCAL antibody technology. The antibody is directed against CD38 on the surface of multiple myeloma cells, which has been characterized as one of the most strongly and uniformly expressed antigens on the surface of malignant plasma cells. According to its suggested mode of action, the antibody recruits cells of the body’s immune system to kill the tumor through antibody-dependent cellular cytotoxicity (ADCC) and antibody-dependent cellular phagocytosis (ADCP). The antibody does not involve complement dependent cytotoxicity, or CDC, an additional immune mechanism involved in tumor cell killing. Scientific research suggest that an anti-CD38 antibody may have therapeutic potential also in other cancers as well as autoimmune diseases. Based on an exclusive regional licensing agreement signed in late 2017, I-Mab owns the exclusive rights for development and commercialization of TJ202/MOR202 in China, Taiwan, Hong Kong and Macao.

About I-Mab Biopharma

I-Mab is a dynamic and fast-growing global player exclusively focused on developing first-in-class and best-in-class biologics in the areas of immuno-oncology and autoimmune diseases through internal R&D capabilities and global partnerships. I-Mab’s pipeline is driven by the company’s development strategy to address unmet needs in China and to bring innovative assets to the world. The company is prepared to submit additional INDs in order to initiate clinical trials in China and the U.S., including multiple Phase 2 and Phase 3 studies. I-Mab is on a fast track toward becoming an end-to-end fully integrated biopharma company. The company has been well-recognized by capital markets by successfully raising approximately USD 370 million within 12 months, with the recent USD 220 million Series C financing representing one of the largest amounts ever raised by an innovative biotech company in China. www.i-mabbiopharma.com.

About MorphoSys:

MorphoSys (FSE & NASDAQ: MOR) is a clinical-stage biopharmaceutical company dedicated to the discovery, development and commercialization of exceptional, innovative therapies for patients suffering from serious diseases. The focus is on cancer. Based on its leading expertise in antibody, protein and peptide technologies, MorphoSys, together with its partners, has developed and contributed to the development of more than 100 product candidates, of which 29 are currently in clinical development. In 2017, Tremfya®, marketed by Janssen for the treatment of plaque psoriasis, became the first drug based on MorphoSys’s antibody technology to receive regulatory approval. The Company’s most advanced proprietary product candidate, MOR208, has been granted U.S. FDA breakthrough therapy designation for the treatment of patients with relapsed/refractory diffuse large B-cell lymphoma (DLBCL). Headquartered near Munich, Germany, the MorphoSys group, including the fully owned U.S. subsidiary MorphoSys US Inc., has approximately 330 employees. More information at https://www.morphosys.com.

HuCAL®, HuCAL GOLD®, HuCAL PLATINUM®, CysDisplay®, RapMAT®, arYla®, Ylanthia®, 100 billion high potentials®, Slonomics®, Lanthio Pharma® and LanthioPep® are registered trademarks of the MorphoSys Group. Tremfya® is a trademark of Janssen Biotech, Inc.

This communication contains certain forward-looking statements concerning the MorphoSys group of companies, including expectations regarding the initiation of a phase 2 clinical study to evaluate MorphoSys’s investigational CD38 antibody TJ202/MOR202 in patients with relapsed or refractory multiple myeloma in Taiwan as well as the size and scope of this study, expectations in connection with TJ202/MOR202 and expectations regarding the further development of TJ202/MOR202 in multiple myeloma in Greater China, including the intended targeting of CD38 and the suggested mode of action, potential additional indications such as autoimmune diseases, as well as expectations regarding a potential future regulatory fling for TJ202/MOR202 and expectations around the submission of an IND application to China’s National Medical Products Administration for TJ202/MOR202. The forward-looking statements contained herein represent the judgment of MorphoSys as of the date of this release and involve known and unknown risks and uncertainties, which might cause the actual results, financial condition and liquidity, performance or achievements of MorphoSys, or industry results, to be materially different from any historic or future results, financial conditions and liquidity, performance or achievements expressed or implied by such forward-looking statements. In addition, even if MorphoSys’ results, performance, financial condition and liquidity, and the development of the industry in which it operates are consistent with such forward-looking statements, they may not be predictive of results or developments in future periods. Among the factors that may result in differences are that MorphoSys’s expectations regarding the initiation of a phase 2 clinical study to evaluate MorphoSys’s investigational CD38 antibody TJ202/MOR202 in patients with relapsed or refractory multiple myeloma in Taiwan as well as the size and scope of this study, expectations in connection with TJ202/MOR202 and expectations regarding the further development of TJ202/MOR202 in multiple myeloma in Greater China, including the intended targeting of CD38 and the suggested mode of action, potential additional indications such as autoimmune diseases, as well as expectations regarding a potential future regulatory fling for TJ202/MOR202 and expectations around the submission of an IND application to China’s National Medical Products Administration for TJ202/MOR202 are false, MorphoSys’s reliance on collaborations with third parties, estimating the commercial potential of its development programs and other risks indicated in the risk factors included in MorphoSys’s Registration Statement on Form F-1 and other filings with the US Securities and Exchange Commission. Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this document. MorphoSys expressly disclaims any obligation to update any such forward-looking statements in this document to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements, unless specifically required by law or regulation.

For more information, please contact:

MorphoSys AG

Alexandra Goller

Director Corporate Communications & IR

Dr. Julia Neugebauer

Director Corporate Communications & IR

Dr. Verena Kupas

Manager Corporate Communications & IR

Tel: +49 (0) 89 / 899 27-404

investors@morphosys.com

I-Mab Biopharma

Raven Lin

Vice President of Corporate Development

raven.lin@i-mabbiopharma.com

Jielun Zhu

CFO

jielun.zhu@i-mabbiopharma.com

Amanda Dai

Associate Director of Public Relation

zhehua.dai@i-mabbiopharma.com